Exhibit 99.1

News Release

Sustainable Growth

HARVEST ENERGY REPORTS THIRD QUARTER 2009 FINANCIAL AND
OPERATING RESULTS

Calgary, Alberta – November 13, 2009 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy (“Harvest”) today announces the release of its third quarter 2009 financial and operating results. The unaudited financial statements, notes and MD&A pertaining to the period ended September 30, 2009 are filed on SEDAR at www.sedar.com and are available on Harvest’s website at www.harvestenergy.ca. All figures reported herein are Canadian dollars unless otherwise stated.

Corporate Highlights:

  Cash from Operating Activities was $99.0 million ($0.55 per Trust Unit) compared to $0.45 per unit in the prior quarter and $0.87 per unit in the same quarter last year. Harvest declared distributions of $27.2 million ($0.05 per Trust Unit/month), representing 27% of Cash from Operating Activities. The payout ratio improved compared to the 33% paid in the previous quarter as downstream cash flow improved over the second quarter;

  On October 21, 2009, Harvest Energy announced an agreement with Korea National Oil Corporation to purchase all of the issued and outstanding trust units at a price of C$10.00 per trust unit for a total cash consideration of approximately C$1.8 billion plus the assumption of C$2.3 billion of debt. The Arrangement Agreement will be completed by way of a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”) subject to unitholder and regulatory approval. The Arrangement represents a 47% premium over the 30-day weighted average trading price of the Units on the Toronto Stock Exchange up to and including October 20, 2009;

  In accordance with the terms of the Arrangement Agreement, Harvest will suspend its distribution and Premium Distribution, Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP”) effective immediately. The final distribution of C$0.05 per Unit announced on October 8, 2009 will be paid in cash on November 16, 2009 to all Harvest unitholders of record on October 22, 2009.

Upstream Highlights:

  Upstream production of 50,368 barrels of oil equivalent per day (boe/d) continues to exceed our expectations as lower than anticipated decline rates continue, as such, we have increased our full-year 2009 production guidance to approximately 51,500 boe/d. With limited capital spent in the quarter, production declined marginally compared to the second quarter average production of 52,745 boe/d. We continue to see low decline rates offset by better than expected performance from a number of our Enhanced Recovery projects and drilling programs;

  Upstream operating cash flow declined to $116.8 million, from the $121.1 million in the second quarter of 2009 largely due to production declines, a stronger Canadian dollar, partially offset by an improvement in the price of oil;

  Development capital spending of $12.5 million in the third quarter was focused on well equipment, pipelines and facilities;

  Operating costs continue to fall below our full year expectations and were $13.02/boe in the third quarter compared to $14.51/boe in the same quarter last year primarily due to lower power and fuel costs.

Downstream Highlights:

  Downstream operations recorded an average throughput of 102,940 bbl/d compared to 52,808 bbl/d in the previous quarter. Second quarter production was reduced due to the 42 day planned turnaround, which included replacing the distillate hydrotreating and hydrocracking catalyst;

  Third quarter gross margin declined to $5.37/bbl, from $6.50/bbl in the previous quarter as weaker than average fuel demand persisted along with higher than average inventory levels on refined products;

  With throughput increasing 95% over the previous quarter, downstream cash flow increased to $11.9 million, from a deficiency of $38.8 million in the second quarter 2009. The increase over the previous quarter can, for the most part, be attributed to the turnaround cost in the second quarter, which was treated as an expense therefore reducing cash flow;

  Capital spending on the downstream segment of $7.9 million were mainly discretionary costs of which, $4.6 million was related to the debottlenecking projects;

HARVEST ENERGY
PRESS RELEASE	Page 2 of 5	November 13, 2009

Financial & Operating Highlights

The table below provides a summary of our financial and operating results for three and nine month periods ended September 30, 2009 and 2008.

	Three Months Ended September 30				Nine Months Ended September 30

($000s except where noted)	2009	2008	Change		2009	2008	Change

Revenue, net(1)	991,854	1,597,195	(38%	)	2,285,946	4,596,625	(50%	)

Cash From Operating Activities	98,979	133,493	(26%	)	396,603	472,147	(16%	)
Per Trust Unit, basic	$0.55	$0.87	(37%	)	$2.35	$3.11	(24%	)
Per Trust Unit, diluted	$0.55	$0.84	(35%	)	$2.30	$2.95	(22%	)

Net (Loss) Income(2)	(713,697)	295,788	(341%	)	(922,612)	133,379	(792%	)
Per Trust Unit, basic	$(3.95)	$1.93	(305%	)	$(5.46)	$0.88	(720%	)
Per Trust Unit, diluted	$(3.95)	$1.73	(328%	)	$(5.46)	$0.88	(720%	)

Distributions declared	27,162	138,511	(80%	)	155,657	410,678	(62%	)
Distributions declared, per Trust Unit	$0.15	$0.90	(83%	)	$0.95	$2.70	(65%	)
Distributions declared as a percentage
of Cash From Operating Activities	27%	104%	(77%	)	39%	87%	(48%	)

Bank debt					1,050,850	1,199,773	(12%	)
7 7/8 % Senior Notes					263,499	260,120	1%
Convertible Debentures(3)					834,563	824,771	1%
Total debt(3)					2,148,912	2,284,664	(6%	)

Total assets					4,423,802	5,659,227	(22%	)

UPSTREAM OPERATIONS
Daily Production
Light to medium oil (bbl/d)	22,793	25,210	(10%	)	23,775	25,362	(6%	)
Heavy oil (bbl/d)	10,066	11,485	(12%	)	10,520	12,182	(14%	)
Natural gas liquids (bbl/d)	2,648	2,627	1%		2,719	2,575	6%
Natural gas (mcf/d)	89,163	93,628	(5%	)	92,284	96,394	(4%	)
Total daily sales volumes (boe/d)	50,368	54,926	(8%	)	52,395	56,184	(7%	)

Operating Netback ($/boe)	27.24	60.38	(55%	)	23.45	56.08	(58%	)

Cash capital expenditures	12,455	69,098	(82%	)	154,556	188,337	(18%	)
Business and property dispositions, net	(766)	132,130	(101%	)	(61,494)	127,581	(148%	)

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	102,940	99,127	4%		86,677	103,832	(17%	)
Average Refining Gross Margin	5.37	10.47	(49%	)	9.77	8.38	17%
(US$/bbl)

Cash capital expenditures	7,945	17,199	(54%	)	34,778	31,845	9%

(1)	Revenues are net of royalties.
(2)

Net (Loss) Income includes goodwill impairment charges of $677.6 million and $884.1 million for the three and nine months ended September 30, 2009, respectively (nil for the three and nine months ended September 30, 2008), a future income tax expense of $12.0 million and $2.0 million for the three and nine months ended September 30, 2009, respectively of $149.5 million and $32.5 million for the three and nine months ended September 30, 2008) and an unrealized net loss from risk management activities of $2.1 million and $27.3 million for the three and nine months ended September 30, 2009, respectively (net gain of $359.7 million and a net loss of $6.3 million for the three and nine months ended September 30, 2008).

(3)	Includes current portion of Convertible Debentures and excludes the equity component of Convertible Debentures.

HARVEST ENERGY
PRESS RELEASE	Page 3 of 5	November 13, 2009

Message to Unitholders

On October 21, 2009, Harvest Energy announced that it has entered into an agreement (the “Arrangement Agreement”) with Korea National Oil Corporation (“KNOC”) for the purchase of all the issued and outstanding trust units (the “Units”) at a price of C$10.00 per Unit for total cash consideration of approximately C$1.8 billion plus the assumption of C$2.3 billion of debt. The Arrangement represents a 47% premium over the 30-day weighted average trading price of the Units on the Toronto Stock Exchange up to and including October 20, 2009.

The Board of Directors has unanimously approved the Arrangement and determined that it is fair from a financial perspective and that the transaction is in the best interest of Harvest and its unitholders. Thus, the Board of Directors intends to vote their respective Units, totaling 7.0 million Units, in favor of the Arrangement and recommends that unitholders do the same. Specific details, subject to receipt of all necessary approvals and other conditions, in respect of the Arrangement will be contained in an Information Circular and Proxy Statement of the Trust which is expected to be mailed on or about November 16, 2009 to Security holders of record on November 9, 2009. The special meeting of unitholders and holders of trust unit rights and unit awards is scheduled for the Lecture Theatre at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta on December 15, 2009, at 10:00 a.m. (Calgary time) and the completion of the Arrangement is expected to occur on or about December 22, 2009, with closing expected to occur prior to year-end. The Arrangement Agreement has been filed on SEDAR and EDGAR and formal KNOC board approval of the definitive Arrangement Agreement has now been received.

Harvest included a goodwill impairment charge in our third quarter results. The writedown of goodwill in the upstream business included in this quarter’s results was necessary due to the offer made by KNOC and the Board’s recommendation to unitholders to support the offer, which is less than the book value of the company. This does not reflect a change in the long term value of the upstream assets as upstream performance has continued to be very strong during 2009 exceeding internal and external analyst expectations.

The Arrangement is also subject to court and regulatory approval along with the approval of 66 2/3% of unitholders represented in person or by proxy at the December 15, 2009 special meeting.

Upstream

While natural gas prices continue to remain weak, we have witnessed oil prices making significant gains over the quarter. Partially mitigating this upward trend was the strength in the Canadian dollar. Despite the quarter over quarter decline in production, operational results continue to exceed our expectations as continued reservoir maintenance at Hay River, coupled with strong production additions at Chedderville continue to supplement production. As a result, cash flow in the third quarter was $116.8 million, compared to $121.1 million in the prior quarter.

We continue to be extremely pleased with our operating results. Production volumes were above our expectations for the first nine months of the year despite the sale of approximately 1,020 boe/d in the second quarter as we continued to benefit from the results of our enhanced oil recovery projects as well as new drilling activites. There was a modest $12.5 million of capital spent in the third quarter predominantly focused on well equipment, pipelines and facilities.

Harvest Energy continues to be positioned with short term growth opportunities coupled with long-term enhanced recovery prospects with over 2 billion barrels of estimated original oil in place on conventional land. Future EOR opportunities have been identified in Hayter, Hay River, Kindersley and southeast Saskatchewan, while carbon dioxide (CO2) flooding and sequestration, oilsands and coal bed methane (CBM) represent longer term recovery opportunities for Harvest.

Downstream

After a successful second quarter turnaround, Harvest improved throughput volumes to 102,940 bbl/d, from 52,808 bbl/d in the second quarter 2009. While we achieved a significant increase in throughput volumes in the third quarter, record high refined product inventories coupled with weakened refined product demand put continued pressure on refined product prices. The net impact resulted in Harvest’s downstream cash flow increasing to $11.9 million, from a $38.8 million deficiency in the second quarter of 2009.

On October 13, 2009 Harvest Energy announced its North Atlantic Refining Limited subsidiary renewed and extended its existing crude oil supply and refined product offtake agreement (“SOA”) with Vitol Refining S.A. (“Vitol”). Similar to the terms of the previous agreement, Vitol will provide to NARL comprehensive working capital, financing of feedstocks and finished products, including Letters of Credit, in-transit and in-storage inventories, and trade credit. Additionally, Vitol will provide feedstock procurement and shipping, finished product marketing and shipping, price risk management, administrative and back office services. The amended SOA became effective beginning in November 1, 2009 for an initial period of 2 years, after which, it will automatically renew. The Vitol SOA replaces the existing agreement in place since Harvest’s acquisition of NARL in October 2006, and is based on more favorable financing charges, fees, and product sales prices. Further, the renewed SOA will provide for the inclusion of high sulfur fuel oil inventories and other amendments, which will increase the amount of working capital financing realized under this agreement.

HARVEST ENERGY
PRESS RELEASE	Page 4 of 5	November 13, 2009

Corporate

With the October 21, 2009 announced offer by Korea National Oil Corporation to purchase all of the issued and outstanding units at a significant premium to recent market prices, Harvest Energy will have a special meeting of unitholders and holders of trust unit rights and unit awards, which is scheduled for the Lecture Theatre at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta on December 15, 2009, at 10:00 a.m. We encourage all unitholders to vote their respective units.

In the meantime, we continue full operations and anticipate our upstream production will be approximately 51,500 boe/d, compared to our previous guidance of 50,000 boe/d to 51,000 boe/d in 2009 despite selling $63 million of properties producing over 1,000 boe/d in the second quarter 2009. For our downstream operations, we anticipate average throughput for the fourth quarter to be 80,000 boe/d due to weak refining margins and a maintenance shut down of the crude unit, with purchased energy and operating costs to average $4.30/bbl and $2.85/bbl, respectively.

Harvest has consistently maintained a disciplined approach in health, safety and environmental issues and remains committed to operating in a socially responsible manner. We regularly conduct emergency response training, and perform safety and environmental audits of our operating facilities.

On a sad note, it is with regrets that we advise of the death of Dale Blue who has served on Harvest’s Board of Directors since the merger with the Viking Energy Royalty Trust and prior to the merger, on Viking’s Board since 2001. Dale’s wisdom and judgment has always been valued by both our Board and Management. His contribution will be missed.

In closing, we thank all of our stakeholders for your support of and interest in Harvest Energy.

Harvest is a significant operator in Canada’s energy industry offering unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. Given our size, liquidity and integrated structure, Harvest is well positioned to complement our internal portfolio with value-added acquisitions that help drive our Sustainable Growth strategy. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

HARVEST ENERGY
PRESS RELEASE	Page 5 of 5	November 13, 2009

Investor & Media Contacts:

John Zahary, President & CEO
Robert Fotheringham, Chief Financial Officer
Jason Crumley, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca